10225 Westmoor Drive

Westminster, Colorado 80021

September 26, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracey Houser and Terence O’Brien

Re:	ZimVie Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K Filed March 1, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2023

File No. 001-41242

Dear Ms. Houser and Mr. O’Brien,

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated September 12, 2023, with respect to review of the above-referenced filings of ZimVie Inc. (“we,” “us,” “our,” “ZimVie” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments below in bold type, and our response thereto follows each comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.

We note that your analysis for net sales and the various operating expenses line items discuss multiple factors positively and/or negatively impacting the corresponding line item. Please expand your analyses to quantify the impact of the factors impacting the line items when multiple factors contribute positively and/or negatively to the change or amounts being discussed. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. As part of your response, please provide us with the components of the acquisition, integration, divestiture and other line item for fiscal years 2022 and 2021 and your subsequent interim periods.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will expand our discussion and analysis to quantify the impact of the factors that materially affect reported line items when multiple factors contribute to the change or amounts being discussed.

Set forth below is an illustrative example of how we would intend to expand our disclosures in future filings, using the paragraph from our discussion and analysis of net sales in the MD&A from our Annual Report on Form 10-K for the year ended December 31, 2022:

Demand (Volume/Mix) Trends

Demand in the spine product category was negatively impacted in 2022 compared to 2021 by the exit of a number of unprofitable markets in late 2021 and the discontinuation of certain products and brands ($15.6 million), operational disruptions resulting from ERP implementation and other IT systems projects ($7.0 million), the impact of the third party net sales retained by Zimmer Biomet until we completed our separation activities in certain markets at the end of the third quarter of 2022 ($5.2 million), a slowdown of customer purchases in China in anticipation of VBP ($1.4 million) and continued competitive pressures in the spine market. The spine product category was also negatively impacted by distributor bulk orders in the first quarter of 2021 that did not recur ($2.6 million) and the surge in COVID-19 cases in the first half of 2022 related to the Omicron variant.

With respect to the portion of the Staff’s comment related to the acquisition, integration, divestiture and related line item, the following sets forth the components of that line item for the periods requested:

	For the Year Ended		For the Quarter Ended
(in millions)	December 31, 2021	December 31, 2022	March 31, 2023	June 30, 2023
Professional fees (1)	$14.8	$12.9	$1.1	$0.9
Employee costs (2)	2.5	4.9	—	—
Lease-related costs (3)	0.5	3.8	—	—
Contingent consideration adjustments (4)	1.5	2.8	—	—
Re-branding (5)	0.1	1.1	0.6	0.2
Other spin-related costs (6)	4.7	3.9	—	0.3

Total	$24.1	$29.4	$1.7	$1.4

(1)

Professional fees represent spin-related activities predominantly for information technology (“IT”) to stand up our IT infrastructure, as well as consulting fees for assistance in carving out our financial statements from our former parent, tax structuring, and corporate organizational design.

(2)	Employee costs represent wages, benefits, relocation and recruiting costs related to building our corporate organization prior to the separation date.
(3)	Lease-related costs represent costs incurred related to a leased facility that was transferred to our former parent after the separation date.
(4)	Contingent consideration adjustments represent adjustments to contingent consideration for acquisitions closed prior to the separation date.
(5)	Re-branding represents costs incurred to change marketing materials, signage, etc. to replace our former parent’s name with ZimVie Inc.
(6)	Other spin-related costs primarily represent costs incurred to support the separation of our activities from our former parent.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Exhibit 31

2.

Please expand the language included in paragraph 4 to the 302 certifications to include “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” as required by Item 601(b)(31)(i) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, the Company will include, in the introductory language in paragraph 4 of the 302 certifications, the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”

Form 8-K Filed March 1, 2023

Exhibit 99.1

3.

We note your non-GAAP measure presentations. For the adjustments titled, “acquisition, integration, divestiture and related” and “one-time carve-out allocations and other one-time costs,” quantify each of the components for both periods presented and for your fiscal year 2023 interim periods and provide a discussion of the nature of each component. For the “one-time carve-out allocations and other one-time costs” title, tell us how you concluded that this title appropriately characterizes the components included in this adjustment line, as it appears some of the components may be normal, recurring type costs and/or span multiple periods presented.

Response:

We respectfully acknowledge the Staff’s comment. As an initial matter related to the Company’s presentation of non-GAAP financial metrics, please note that effective March 1, 2022 (the “separation date”), Zimmer Biomet Holdings, Inc. (the Company’s former parent) completed the spin-off (the “separation” or “spin”) of its spine and dental businesses into ZimVie, creating a new publicly traded company. As such, various costs, expenses, decisions, events and other matters were determined and/or incurred as a result of the former parent’s policies, decisions and preparation for the spin, which are not representative of the Company’s ongoing business or indicative of the Company’s core operations. We believe that excluding related expenses from certain non-GAAP financial measures enables investors to better identify our core operations, results and trends that may otherwise be masked or distorted by these items that were specific to the separation.

Acquisition, integration, divestiture and related adjustments in the periods presented include costs incurred to prepare for and complete the separation from our former parent (costs incurred related to transition services agreements and to stand up our corporate infrastructure continued to be incurred after the separation date), as well as changes in the fair value of contingent consideration for acquisitions closed prior to the separation date, as further described in the footnotes to the table in our response to Comment 1 above. We believe these types of costs are not normal, recurring, cash operating expenses necessary to operate our ongoing business and therefore are not indicative of our core operations. We believe that excluding these expenses from certain non-GAAP measures offer investors the ability to make period-to-period comparisons that are not impacted by certain items that can cause changes in reported income but that do not impact the fundamentals of our operations, as well as enabling the evaluation of operating results and trend analysis by allowing a reader to better identify operating trends that may otherwise be masked or distorted by these types of items that are excluded from the non-GAAP financial measures.

A description and quantification of each component of the acquisition, integration, divestiture and related line item is included in our response to Comment 1 above.

The “one-time carve-out allocations and other one-time costs” category represents inventory charges related to our former parent’s decision to rationalize certain brands within its Spine products portfolio in the second half of 2021, costs allocated to the Company by our former parent during the preparation of our carve-out financial statements for purposes of preparing our registration statement on Form 10 (e.g., charges that our former parent had excluded from its non-GAAP financial measures, primarily representing spin-related professional fees), asset write-offs and accelerated depreciation resulting from our decision to exit our Spine business in China following our unsuccessful volume-based procurement (“VBP”) bid, and other charges as described below.

One-time carve-out allocations and other one-time costs consisted of the following for the periods requested:

	For the Year Ended		For the Quarter Ended
(in millions)	December 31, 2021	December 31, 2022	March 31, 2023	June 30, 2023
Excess and obsolete inventory charges resulting from Spine brand rationalization project	$37.4	$—	$—	$—
Allocations from our former parent included in our carve-out financial statements	11.7	2.5	—	—
Asset write-offs and accelerated depreciation resulting from our decision to exit our Spine business in China following our unsuccessful VBP bid	—	1.9	1.3	0.8
Other charges (1)	3.6	0.3	0.4	0.9

Total	$52.7	$4.7	$1.7	$1.7

(1)

Other charges in 2021 primarily represent the write-off of instruments in conjunction with the Spine brand rationalization project, as well as other spin-related charges. Other charges in 2022 and the 2023 periods represent other spin-related charges.

We believe that the one-time carve-out allocations and other one-time costs are the result of discrete decisions and do not represent or relate to normal, recurring, cash operating expenses necessary to operate our ongoing business, and therefore, are appropriate items to exclude when preparing our non-GAAP measure presentations. We utilized “one-time” to indicate that these charges were the result of discrete decisions. While some of the charges extended over multiple periods, the initial incurrence of the costs was the result of specific, discrete decisions or events.

The brand rationalization adjustments are specifically related to the discrete decision to rationalize the Spine products portfolio. The initial estimates of the impact of the brand rationalization project recorded in 2021 were refined in early 2022. The carve-out allocations and other spin-related charges are specifically related to our former parent’s discrete decision to spin off its Spine and Dental businesses and were applied to all periods prior to the separation date. The asset write-offs resulting from our discrete decision to exit our Spine business in China in late 2022 and the charges in subsequent periods represent the costs of winding down those activities including the accelerated depreciation of assets that will be disposed of at the completion of the exit activities.

4.

We note that for fiscal year 2021, you included an adjustment to cost of products sold excluding intangible asset amortization for $37.4 million for excess and obsolete inventory related to certain discontinued product lines that did not qualify for discontinued operations presentation. Please tell us how you concluded this adjustment is consistent with the guidance in Questions 100.01 and/or 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation, as inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors.

Response:

We acknowledge the Staff’s comment and respectfully advise that the Company has considered the guidance set forth in Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. The adjustment for excess and obsolete inventory charges included in our non-GAAP measure presentations is limited to the products impacted by the discrete decision to rationalize the Spine products portfolio. Excess and obsolete inventory charges for retained products that were not impacted by the product rationalization project were not included in this adjustment. As the adjustment is limited to rationalized products, we believe that the costs are not normal, recurring, cash operating expenses necessary to operate our ongoing business, and therefore, it is appropriate to exclude these charges when preparing our non-GAAP financial measure presentations. As noted, the Company does not exclude from its non-GAAP financial measures charges related to excess and obsolete inventory that are part of the normal, recurring business as a cost of sales item, and therefore, we believe that the adjustments made by the Company did not have the effect of changing the recognition or measurement principles required to be applied in accordance with US GAAP.

Exhibit 99.2

5.

We note your presentations of third party gross profit, adjusted gross profit and adjusted gross profit margin, which are all non-GAAP measures. As required by Rule 100(a) of Regulation G, please disclose in equal or greater prominence the most directly comparable US GAAP measure and provide reconciliations from that measure. In this regard, total net sales would not qualify as the most comparable US GAAP measure, since it does not include any costs that are being adjusted out. Also note that gross profit and gross profit margin presented in accordance with US GAAP must be calculated with a fully burdened cost of products sold.

Response:

We acknowledge the Staff’s comment and respectfully advise that the Company does not intend to present gross profit or adjusted gross profit metrics in its future investor presentations or other public disclosures. However, as a point of clarification regarding the prior disclosures, when considering the most directly comparable US GAAP measure for purposes of these non-GAAP metrics, the Company limited its consideration to captions presented in its statement of operations. As the Company does not present gross profit in its statement of operations, we determined that the most directly comparable US GAAP measure for purposes of this metric was net sales.

6.

We note your presentation of adjusted spine third party net sales for fiscal year 2022 that increase the US GAAP amount for various items. Please provide us with a comprehensive explanation how you concluded that each adjustment is appropriate and does not result in a tailored accounting presentation. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation for guidance.

Response:

We acknowledge the Staff’s comment and respectfully advise that the intent of the disclosure was to present the various items within total Spine third party net sales that affected the comparability of 2022 as compared with 2021, to enable readers to make period-to-period comparisons without the impact of certain unusual events. Each adjustment represented a category of Spine third party net sales that was appropriately recognized as sales in 2021 but did not recur in 2022, and therefore, we believe that the adjustments made by the Company did not have the effect of changing the recognition or measurement principles required to be applied in accordance with US GAAP.

The Company respectfully notes that it did not include this presentation of adjusted spine third party net sales in its investor presentations related to its first quarter and second quarter 2023 results, and it does not intend to include this presentation in future investor presentations or other public disclosures.

* * * *

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at 972-740-2989.

Sincerely,

/s/ Richard Heppenstall

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer of ZimVie Inc.

cc:	Heather Kidwell, ZimVie Inc.